UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated March 25, 2025, announcing the resolution by the registrant’s board of directors to submit a share buy-back program for approval.

Istanbul, March 25, 2025

Announcement Regarding Share Buyback Program

Our Company’s Board of Directors resolved to submit for approval to the 2024 Ordinary General Assembly the 'Company Share Buyback Program,' prepared in compliance with the Capital Markets Law and the provisions of the Capital Markets Board’s Communiqué No. II-22.1 on 'Buy-Backed Shares,' along with relevant regulatory principles, as well as the authorization of our Company’s Board of Directors to execute share buybacks under this program. The share buyback program is attached to the announcement.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

SHARE BUYBACK PROGRAM

The Purpose of the Share Buyback Program

The purpose of our Company's share buyback program is to;

(i)	protect our investors from potential domestic economic fluctuations or any adverse effects of the global economy on Turkey or

(ii)	buyback our own shares on Borsa İstanbul A.Ş. within the framework of employee share ownership plans to be adopted for Turkcell's or its consolidated subsidiaries' employees with the authorization obtained from the General Assembly.

Duration of Share Buyback Program

The duration of the Share Buyback Program is a maximum of 3 years from the date of the General Assembly approval of the Share Buyback Program.

Maximum Number of Shares to be Bought Back

Our Company may buyback its shares, up to an amount corresponding to 10% of the Company's issued capital of TRY 2,200,000,000, within the limits of the total funds specified below, in conformity with the relevant legislation. In case of an amendment in the legislation or an increase in the issued share capital, the transactions shall be made in line with the relevant amendments.

The program will be completed once the maximum number of shares subject to the buyback program has been purchased.

Total Amount and Source of the Funds Allocated for Share Buyback

A fund up to TRY 8,500,000,000 has been allocated for the share buyback program from the Company's resources and cash flow from its operations.

The nominal value of the bought back shares cannot exceed 10% of the issued capital. Bought back shares sold during the program period shall not be taken into account as a deduction item in the calculation of this ratio. The total value of the bought back shares shall not exceed the total amount of the funds that may be distributed as dividends.

Minimum and Maximum Price Limits for Share Buybacks

The minimum price limit for a share buyback is TRY 1. The maximum price limit for a share buyback is 300% more of the "share book value," calculated by dividing the total shareholders’ equity, as disclosed in the most recent consolidated financial statement on the Public Disclosure Platform, by the Company's issued capital.

Principles Regarding the Sale of Bought Back Shares During the Program Period

The bought back shares, along with any bonus (non paid-up) shares acquired due to these shares, may be held indefinitely. The Company may resell its own shares on the stock exchange or redeem them through a capital reduction, provided that such actions do not conflict with the purpose of the share buyback program and are carried out with utmost care to comply with the relevant legislation.

Authorization Period and Transaction Procedure Requested from the General Assembly

The Company's Board of Directors has been authorized for a period of 3 years. The Board of Directors is authorized not to initiate buyback transactions or to suspend the Share Buyback Program at any time based on the prevailing capital market conditions and/or the Company's financial position.

The Board of Directors is authorized to carry out share buybacks, dispose of the bought-back shares, and perform the necessary transactions required by legislation in line with the purpose of the buyback for a period of 3 years following the date on which the General Assembly granted the authorization.

Within this authorization period and per the principles set forth in this Share Buyback Program, the Board of Directors may conduct one or more buyback transactions for shorter periods.

Authorization for Purchases

Under this Share Buyback Program, the Board of Directors of our Company is authorized by the General Assembly, which may delegate this authority to natural persons or legal entities it designates.

Number of Bought Back Shares Not Yet Disposed of and their Ratio to the Issued Share Capital

The Board of Directors of our Company has carried out a series of buybacks within the scope of the share buyback decisions adopted on July 27, 2016, and subsequent dates, and per the announcements made by the Capital Markets Board on July 21, 2016, July 25, 2016, and March 23, 2020. The Board of Directors has decided that the maximum fund amount shall be TRY 1,250,000,000. A total of 21,463,501 shares have been bought back to date for TRY 563,834,214 and as a result of these buybacks, the bought back share ratio to the Company's issued share capital has reached to 0.98%. These bought back shares are currently held by our Company and may also be utilized pursuant to employee share ownership plans.

In addition, the maximum fund amount designated for share buybacks also applies to the buyback of our American Depository Receipts (ADRs) traded on the New York Stock Exchange and the Company's bonds. Within this scope, a total of TRY 521.8 million in bond purchases has been executed to date.

Potential Effects of the Buyback Program on the Company's Financial Position and Operating Results

The total fund set aside for the buyback is up to TRY 8,500,000,000, which corresponds to 2% of the total assets in the consolidated financial statements as of the end of December 31, 2024. In this regard, we do not expect any material impact on the Company's financial position or operational results of its activities as a result of this buyback program.

Information on Subsidiaries That May Conduct Share Buybacks Under the Program

None.

Benefits for Related Parties from Share Buyback Transactions

None.

Share Price Information1

Yearly For the year ended December 31, 2024, yearly; Minimum share price: TRY 55.95 Maximum share price: TRY 111.32 Weighted average share price: TRY 83.96	Last 3 Months For the three months ended March 24, 2025 Minimum share price: TRY 87.40 Maximum share price: TRY 109.40 Weighted average share price: TRY 102.25

1 Share prices are adjusted. Weighted average share price is the average of daily weighted average share prices during the related period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 26, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 26, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer